UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42908

BGIN BLOCKCHAIN LIMITED

#09-12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 9658 5681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Corporate Governance; Home Country Practice

This current report on Form 6-K is being filed to disclose that BGIN BLOCKCHAIN LIMITED (“we,” “our,” “us,” and the “Company”) has now elected to rely on certain home country rule exemptions under the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq Global Market, the Company is subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the Company has elected to follow the Company’s home country rules for exemption from the following requirements of the Rule 5600 Series:

●	Listing Rule 5620(a), pursuant to which companies listing common stock or voting preferred stock, and their equivalents, on Nasdaq are required to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements.

●	Listing Rule 5635(c), pursuant to which companies listed on Nasdaq are required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended.

Except for the foregoing, there are currently no other significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Global Market corporate governance listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGIN BLOCKCHAIN LIMITED

Date: September 15, 2026	By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer (principal executive officer)

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